K 3-30

VF

APR 7 2005

SE  MMISSION

05041031

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Unlimited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

456 W. O'Brien Dr, Ste 103

(No. and Street)

Hagatna, GU 96910

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Florence Martinez 671-477-2848

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

Dhonson Plaza, Ste B, 790 S Marine Dr, Tamuning, GU 96913

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

RECD S.E.C.
MAR 28 2005
813

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/5

OATH OR AFFIRMATION

I, Florence P. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Unlimited, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY G.V. REYES
NOTARY PUBLIC
In and For Guam, U.S.A.
My Commission Expires: June 03, 2007
P.O. Box 8282 Tamuning, Guam 96931

Signature

Vice President

Title

Notary Public

NANCY G.V. REYES
NOTARY PUBLIC
In and For Guam, U.S.A.
My Commission Expires: June 03, 2007
P.O. Box 8282 Tamuning, Guam 96931

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

ADVISORS UNLIMITED

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

YEARS ENDED DECEMBER 31, 2004 AND 2003

Dhonson Plaza, Suite B
790 South Marine Drive
Tamuning, Guam 96913

Accountants and Management Consultants

Grant Thornton

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Advisors Unlimited

We have audited the accompanying balance sheets of Advisors Unlimited as of December 31, 2004 and 2003, and the related statements of income (loss) and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of Advisors Unlimited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Unlimited as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, net capital reconciliation with Focus Report, changes in ownership equity, and communication of reportable conditions to the Board of Directors as of and for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the National Association of Securities Dealers. The supplemental schedules are the responsibility of Advisors Unlimited's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects to the basic financial statements taken a whole.

Grant Thornton LLP

GRANT THORNTON, LLP

Tamuning, Guam USA

March 23, 2005

Grant Thornton, LLP
Guam and Micronesia

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913
Tel: (671) 649-3807/00
Fax: (671) 649-3890

ADVISORS UNLIMITED

Balance Sheets
December 31, 2004 and 2003

ASSETS	2004	2003
Current Assets:		
Cash and cash equivalents	$ 23,452	$ 13,592
Accounts receivable, net of allowance for doubtful accounts of $1,000 in 2004 and 2003	18,725	12,941
Prepaid expenses	2,155	1,722
Future benefits of NOL carryforward	533	390
Total Current Assets	44,865	28,645
Property and equipment, net of accumulated depreciation	1,800	3,331
Other assets, net of accumulated amortization	805	1,681
Total Assets	$ 47,470	$ 33,657

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003
Current Liabilities:		
Accounts payable	$ 17,284	$ 2,705
Gross Receipts Tax Payable	920	-
Accrued liabilities	-	530
Total Current Liabilities	18,204	3,235
Stockholders' Equity:		
Common stock, $1 par value, 100,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional paid-in capital	5,000	5,000
Retained earnings	4,265	5,422
Total Stockholders' Equity	29,265	30,422
Total Liabilities and Stockholders' Equity	$ 47,470	$ 33,657

See accompanying notes to financial statements.

ADVISORS UNLIMITED

Statements of Income (Loss) and Retained Earnings
Years ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Advisory fees	$ 62,470	$ 51,605
Commissions	48,618	23,132
Miscellaneous income	-	700
Total revenues	111,088	75,437
Operating Expenses:		
Commissions	63,003	17,419
Wages	13,413	4,277
Rent	10,852	9,948
Licenses, fees, and sundry taxes	5,275	6,994
Utilities	4,678	4,708
Legal and professional fees	3,100	1,975
Depreciation and amortization	3,041	2,739
Office expenses	2,543	4,216
Equipment rental	1,659	1,659
Insurance	1,255	2,009
Advertising and promotion	472	1,389
Miscellaneous	65	749
Bad debts expense	-	2,500
Maintenance and repairs	-	172
Other	3,032	1,415
Total operating expenses	112,388	62,169
Operating income (loss)	(1,300)	13,268
Other Income (Expenses):		
Interest expense	-	(96)
Total other (expenses)	-	(96)
Net income (loss) before income taxes	(1,300)	13,172
Income tax benefit (expense)	143	(1,934)
Net income (loss)	(1,157)	11,238
Retained earnings (deficit) at beginning of year	5,422	(5,816)
Retained earnings at end of year	$ 4,265	$ 5,422

See accompanying notes to financial statements.

ADVISORS UNLIMITED

Statement of Cash Flows
Years ended December 31, 2004 and 2003

	2004	2003
Cash flows provided by (used in) operating activities:		
Net income (loss)	$ (1,157)	$ 11,238
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	3,041	2,739
(Increase) decrease in assets:		
Accounts receivable	(5,784)	1,109
Prepaid expenses	(433)	(1,722)
Deferred income tax	(143)	1,934
Increase (decrease) in liabilities:		
Notes payable, current portion	-	(633)
Accounts payable	15,499	(3,636)
Accrued liabilities	(530)	(395)
Net cash provided by operating activities	10,493	10,634
Cash flows used by investing activities:		
Asset purchases	(635)	(1,373)
Net cash used by investing activities	(635)	(1,373)
Cash flows used in financing activities:		
Net decrease in notes payable	-	(20,167)
Net cash used in financing activities	-	(20,167)
Net increase (decrease) in cash	9,860	(10,906)
Cash at beginning of year	13,592	24,498
Cash at end of year	$ 23,452	$ 13,592
Supplemental disclosure of cash flow information:		
Interest paid	$ -	$ 96

See accompanying notes to financial statements.

1) Organization and Summary of Significant Accounting Policies

Organization

Advisors Unlimited was incorporated under the laws of Guam on November 15, 2000. The Corporation's primary purpose is to conduct business as a general brokerage and financial advising firm.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the balance sheet and the statement of cash flows, cash is defined as cash on hand, money market accounts, and on deposit with banks.

Advisors Unlimited has approximately $23,452 of deposits insured through the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2004.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on an accelerated method over the estimated useful lives of respective assets.

Income Taxes

Income taxes represent taxes recognized under laws of the Government of Guam which generally conform to U.S. tax laws.

Other Assets

Start-up costs incurred for the formation of the Corporation were capitalized in 2000 and are amortized on the straight-line method over a 60-month period.

Advertising

Website advertisement fees and media advertisement, such as newspaper and magazines, are expensed as they are incurred. Advertising expenses amounted to $472 and $1,389 in 2004 and 2003, respectively.

2) Property and Equipment

A summary of property and equipment as of December 31, 2004 and 2003 follows:

	2004	2003
Furniture and equipment	$ 13,655	$ 13,020
Leasehold improvements	721	721
	14,376	13,741
Less accumulated depreciation	(12,576)	(10,410)
	$ 1,800	$ 3,331

3) Significant Revenue Source

Three multinational brokerage firms account for 99.9% and 98.6% of the Corporation's revenues for the years ended December 31, 2004 and 2003, respectively.

4) Commitments

Future annual rental commitments under a non-cancelable operating lease at December 31, 2004 are as follows:

Year ending December 31,	
2005	$ 12,480

Rent expense was $10,852 and $9,948 in 2004 and 2003, respectively.

ADVISORS UNLIMITED

Computation of Net Capital
December 31, 2004

Total ownership equity qualified for net capital	$	29,265
Deductions and/or charges:		
Nonallowable assets from statement of financial condition		(19,728)
Net capital before haircuts on securities positions		9,537
Haircuts on securities		-
Net capital	$	9,537

ADVISORS UNLIMITED

Computation of Aggregate Indebtedness
December 31, 2004

Total aggregate indebtedness	$ 18,204
Net capital	$ 9,537
Percentage of aggregate indebtedness to net capital	191%

ADVISORS UNLIMITED

Computation of Basic Net Capital Requirement
December 31, 2004

Minimum net capital required	$	1,214
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
Net capital requirement	$	5,000
Net capital		9,537
Excess net capital	$	4,537
Excess net capital at 1000%:		
Net capital		9,537
Less: 10% of aggregate indebtedness		1,820
Excess net capital at 1000%	$	7,716

ADVISORS UNLIMITED

Computation of Net Capital
Reconciliation with Focus Report Form X-17A-5
December 31, 2004

	Per Audit	Per Focus Report	Difference
Total ownership equity qualified for net capital	$ 29,265	$ 29,538	$ (273)
Deductions and/or charges:			
Nonallowable assets from statement of financial condition	(19,728)	(22,151)	2,423
Net capital before haircuts on securities positions	9,537	7,387	2,150
Haircuts on securities	-	-	-
Net capital	$ 9,537	$ 7,387	$ 2,150

The difference in reported ownership equity qualified for net capital is the net effect of audit adjustments which were not reflected in the Focus Report at the time of preparation.

The difference in nonallowable assets from the statement of financial condition is the net effect of audit adjustments and allowable assets which were not included in the Focus Report at the time of preparation.

ADVISORS UNLIMITED

Statement of Changes in Ownership Equity
December 31, 2004

Beginning Balance	January 1, 2003	$	30,422
Net (Loss)			(1,157)
Ending Balance	December 31, 2004	$	29,265

Grant Thornton

Accountants and Management Consultants

March 23, 2005

The Board of Directors
Advisors Unlimited

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Advisors Unlimited for the years ended December 30, 2004 and 2003, on which we have issued our report dated March 23, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, NASD, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Grant Thornton LLP

Grant Thornton, LLP

Grant Thornton, LLP
Guam and Micronesia

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913
Tel: (671) 649-3807/00
Fax: (671) 649-3890